Exhibit 99.1

NEWS RELEASE
For Immediate Release
February 5, 2008

AINSWORTH LUMBER CO. LTD. (TSX: ANS)

AINSWORTH REACHES A SETTLEMENT ON U.S. CLASS ACTION LAWSUIT

Ainsworth has entered into an agreement with the indirect purchaser plaintiffs in the OSB Antitrust Litigation, settling on a class-wide basis all claims asserted against it.  Under the agreement, Ainsworth will pay US$1.3 Million to be distributed across the settlement class.  The agreement is subject to court approval.

Ainsworth continues to deny each and every one of plaintiffs' claims and strongly asserts that it has not violated U.S. antitrust or any other laws. The decision to enter into the settlement agreement was based solely on the need to avoid prolonged, expensive litigation.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Contact: Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca